NEWS RELEASE	ELD No. 11-07
TSX: ELD NYSE: EGO ASX: EAU	May 3, 2011

Tocantinzinho Positive Technical Study

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce the results of a positive NI 43-101 compliant Technical Report  (the “Report”) for the 100% owned Tocantinzinho Gold Project (the “Project” or “Tocantinzinho”) located in Para State in central Brazil. The Report has been based on a Prefeasibility Report compiled by Golder Associates Brazil in conjunction with Eldorado’s personnel in Brazil and Canada.

The Report defines an operation based on open pit mining and milling of the ore on site including treatment of a gold gravity and flotation concentrate. The mine will operate at a production rate of 4,400,000 tonnes per year, producing an average of 159,000 ounces of gold annually at a cash operating cost of $559/ounce. Highlights of the project performance are summarized below:

Operating Highlights of Prefeasibility Study:

Project Performance

Project Data	Prefeasibility Results
Production Data
Life of Mine	11 Years
Mine Throughput	4,400,000 TPY
Metallurgical Recovery Au	90.1%
Average Annual Gold Production	159,000 Ounces
Total gold Produced	1,780,300 Ounces
Average Strip Ratio (w:o)	3:27:1
Operating Costs/ Tonne Ore
Mining	$ 7.09/Tonne
Processing	$ 11.16/Tonne
G&A	$ 2.06/Tonne
Total Operating Cost/Tonne Ore	$ 20.31/Tonne
Cash Operating Costs	$ 559/Ounce

Capital Cost
Initial Investment Capital	$ 383.519 M
Working Capital	$ 20.541 M
Sustaining Capital	$ 64.602 M

Economics @ $1,250 Au After Tax
Net Present Value After Tax @ 0%	$ 464.103 M
Net Present Value After Tax @ 5%	$ 187.213 M
Internal Rate of Return After Tax	11.8%

Development projects in Para state may qualify for a reduction in tax on corporate income.  The reduction applies to major investment projects submitted to the state for approval prior to the end of 2013.  The incentive amounts to a 75% reduction in income tax (IRPJ) for the first 10 years of operation.  Should the Tocantinzinho project qualify for the incentive the impact on economic performance will be to increase the NPV @ 5% to $269.635 M with a corresponding increase in IRR to 14.4%.

Project Overview

Deposit

The Tocantinzinho deposit (the “Deposit”) is a granite hosted intrusion-related deposit, located in the Tapajos region of central Brazil.  Exploration of the deposit, which is centered on a large garimpeiro showing, began in 1997 with extensive regional soil sampling.   Geophysical surveys, as well as several campaigns of auger drilling, 8,450 meters of reverse circulation drilling, and 52,000 meters of diamond core drilling have been carried out.  Host rocks are multiple phases of dominantly granitic composition.  Gold is disseminated and associated with sulphides including pyrite, chalcopyrite, galena and sphalerite.

The elongate deposit strikes N50W, parallel to the regional Tocantinzinho trend, and dips subvertically  It extends approximately 1,000 meters along strike, has a width of approximately 150 meters, and has been defined to a depth of  approximately 350 meters and remains open at depth.

Exploration drilling at Tocantinzinho will continue throughout 2011, testing geochemical and geophysical targets along the trend of and adjacent to the deposit (Figure 1).  This program will incorporate auger testing of the near surface geology as well as deep diamond core drilling of specific targets.

Resource Estimation

The work used additional data from late 2010 drilling to update the existing mineral resource estimate disclosed July 21, 2010.  The new data comprised 15 holes in 3,600 m for a total of 167 diamond drill holes (totaling 46,900 m). Samples were prepared and assayed at the SGS and ALS facilities in Brazil. Analysis for gold was done on sawn half core samples using fire assay methods. Standard reference materials, blank and field duplicate samples were inserted prior to shipment from site to monitor the quality control of the assay data. The resource estimate was made from a 3D block model utilizing commercial mine planning software. Mineralized shells were generated using a threshold gold grade equal to 0.2 g/t. The grade interpolation estimated values for gold using ordinary kriging. The estimates were based on 2 m composited assays which were capped to 25 g/t Au prior to compositing and interpolation.  The approach used incorporates appropriate dilution into the block model. Resource classification into Measured, Indicated and Inferred mineral resources used logic consistent with the CIM definitions referred to in National Instrument 43-101.

Mineral Resources

Classification	Tonnes	Grade g/t Au	Ounces
Measured	19,777,000	1.29	820,000
Indicated	50,457,000	0.97	1,574,000
Measured and Indicated	70,234,000	1.06	2,394,000

Inferred	6,950,000	0.66	147,000

1

Mineral resources at the Tocantinzinho Project are reported at a 0.3 g/t Au cut-off grade.

2

The contained gold represents estimated contained metal in the ground and has not been adjusted for the metallurgical recoveries of gold.

3

Stephen Juras, Ph.D., P.Geo., Director, Technical Services for Eldorado  is the qualified person responsible for the Tocantinzinho mineral resource estimate.

Reserve Estimation

Proven and probable reserve estimates have been prepared by Eldorado using the resource model described above as a basis for the open pit design. The pit design is based on geotechnical parameters prepared by Golder Associates, Brazil.  A cut off grade of 0.49 grams per tonne in hard rock and 0.43 grams per tonne in soft saprolitic rock has been used based on a gold price of $1000/ounce.  The orebody is robust and has continuity in plan as well as at depth. The pit design was based on an optimized pit shell using the US$1,000/oz gold price.

Mineral Reserves

Classification	Tonnes	Grade g/t Au	Ounces
Proven	17,735,000	1.39	792,000
Probable Proven and Probable	31,315,000 49,050,000	1.17 1.25	1,183,000 1,975,000

Cut-off grade 0.49 g/t Au for hard rock, 0.43 g/t Au for soft rock

Reserve classification conforms to CIM Standards on Mineral Resources and Mineral Reserves referred to in National Instrument 43-101.

Mineral reserves estimated using a gold price of $1,000 per ounce is included in the mineral resource estimate.

4

Mr. Sean Gregersen P Eng, Business Development Manager for Eldorado is the qualified person responsible for the mineral reserve estimates.

Mining

The mine design, reserve estimate, mining costs and mining fleet requirements for the Project were prepared by Eldorado.  Conventional open pit mining will utilize owner operated truck and shovel combinations to maximize production.   The mine was designed as a single open pit operation using 3 pit phases mined over 11 years, including a pre-stripping year, with a peak mining rate of 26 million tonnes of material per year. The mine will produce 4.4 million tonnes of ore per year.

Overall slope angles of the pit will vary between 35 and 43 degrees.  The average waste:ore strip ratio for the life of mine is 3.27:1.  Bench heights of 5 meters will be mined using 10-13 m3 shovels loading to 100 ton haul trucks.  Waste rock will be hauled to a dedicated waste dump adjacent to the open pit.  Oxide ore will be stockpiled during the first phase of mining then fed into the plant on an ongoing basis.

Metallurgy

Extensive metallurgical testwork has defined the most effective gold recovery process for Tocantinzinho as whole ore gravity and flotation recovery with cyanidation of the concentrates to produce gold and silver dore.  Overall gold recovery using this process has been estimated at 90.1%.  Based on these design criteria a conventional crushing, screening and grinding circuit has been designed using two stages of crushing followed by a ball mill.  A gravity concentrate will be combined with flotation concentrate prior to CIP leaching, stripping and refining.  Tailings from the CIL circuit will be detoxified using the Inco S02 process prior to blending with flotation tailings and disposal in a conventional tailings dam.

The plant will be operated continuously with a planned throughput 4.4 million tonnes per year.  Annual gold production will average approximately 159,000 ounces with a total 1,780,300 ounces of gold to be recovered over the life of the mine. Doré produced on site will be sold for further refining.

Infrastructure

The Project is located in Para State in central Brazil approximately 200 kilometres south-south west of the city of Itaituba.  The climate at Tocantinzinho is typical of the Amazonas region with distinct wet and dry seasons and hot temperatures.  The town of Morais Almeida located on highway BR163 is approximately 110 kilometres to the south east where the main access road will originate.  Access to the site will be via an existing 40 kilometres of upgraded gravel road plus approximately 60 kilometres of new road construction.  Power for the project will originate in Novo Progresso requiring the construction of a 200 kilometre high tension power line.  Water is readily available from the site.

An airstrip which is currently used to access the site will be retained during operations for movement of personnel.  In addition to the mine and process facilities, a camp will be established on site to house workers on a shift rotation basis.  Provisions have been made for storage of critical commodities on site to accommodate potential problems with road access to the mine during the rainy season.

Operating Costs

Life of mine operating cost based on annual production of 4.4 million tonnes of ore is estimated at $20.31 per tonne of ore mined, excluding production royalties. This cost equates to $559 per ounce of gold produced, which includes:  mining, general and administrative, process.  The total operating costs are broken down as follows:

Process Cost Breakdown

Category	Cost per Tonne Ore	Cost per Ounce Produced
Mining	$7.09	$195.34
Processing	$11.16	$307.45
G&A	$2.06	$56.62
Total	$20.31	$559.41

Capital Costs

Capital costs for the mine infrastructure, on site concentrator and open pit development have been developed using construction data from recently completed projects in Brazil.  Mining costs include prestripping of the open pit in preparation for production. In addition quotations for infrastructure facilities such as power and road access were received from competent suppliers familiar with working in the Tapajos area.   Equipment costs have been based on budgetary quotations received in Brazil.

Mr. Rick Alexander P Eng, Project Director for Eldorado is the qualified person under whose direction the infrastructure design, capital and operating costs have been prepared and incorporated into the economic analysis of the project.

Investment Capital Cost Estimate

Area	Prefeasibility Results

Mining	$ 40,850,000
Site Development	$12,972,000
Process Plant	$105,507,000
Infrastructure	$81,003,000
Tailings Disposal	$11,037,000
Indirects	$74,504,000
Contingency	$57,645,000
Total	$383,518,000

Financial Analysis

Eldorado has completed a financial analysis of the Project using a discounted cashflow model incorporating the mine production schedule, estimated capital and operating costs and Brazilian tax treatment and royalty schedules as they apply to the Project. The financial analysis has been based on a gold price of $1,250/ounce which reflects a lower price than current market value.  No allowance has been made for inflation or escalation. Currency exchange rates were set at the beginning of the study at 1.75 Reals to the US Dollar.

Tocantinzinho Gold Project Financial Analysis Summary

Project Data	Estimated Value
Life of Mine	11 Years
Total Gold Produced	1.780 Moz
Total Ore mined	49.05 M Tonnes
Initial Project Capital Cost	$383.518 M
Cash Operating Cost	$559/oz
Base Case Gold Price	$1,250/oz
After Tax Net Present Value @ 0%	$464.1 M
After Tax Net Present Value @ 5%	$187.2 M
After Tax Internal rate of Return	11.8%

Financial Gold Price Sensitivity Analysis

Gold Price/oz	$1000	$1250	$1500
NPV @ 0%	$177,694 M	$464.103 M	$750.513M
NPV @ 5%	$2.948 M	$187.213M	$371.478M
IRR	5.12%	11.79%	17.35%

The Company is confident that the Project will qualify for the IRPJ tax incentive.  The net impact of the reduction in corporate tax over the life of the mine is illustrated below:

Gold Price Sensitivity Analysis with IRPJ Tax Incentive

Gold Price/oz	$1000	$1250	$1500
NPV @ 5%	$36,931M	$269.635M	$952.691 M
IRR	6.45%	14.36%	20.88%

Schedule

The Company is continuing with the preparation of an environmental impact assessment as part of the Project permitting process.  Engineering studies are ongoing with the objective of finalizing the Tocantinzinho feasibility study in December 2011 enabling construction decision by year end.  A decision to construct would be followed by a 2 ½ year engineering and construction period with production anticipated to commence late 2014.

 “We are very pleased with the results of the report which is an important milestone in the realization of the Tocantinzinho Gold Project.  The Company remains enthusiastic in regards to the prospectivity of the district and continues to actively explore targets adjacent to the Tocantinzinho deposit.  This year will be extremely busy with ongoing permitting, engineering and exploration culminating in a construction decision anticipated by year end”, commented Paul N. Wright, President & Chief Executive Officer.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the Kisladag Mine, Turkey and Tanjianshan Mine, Jinfeng and White Mountain mines in China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

 “Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Cautionary Note about Forward-Looking Statements and Information

Certain statements and information in this release, including all statements that are not historical facts, are forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to estimation of mineral reserves and resources, future production and growth and related disclosure.  Often, these statements include words such as “plans”, “expects” or  “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information included in this release, we have made numerous assumptions including among other things, assumptions about the price of gold and other commodities; exchange rates; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries;, financial position, reserves and resources and gold production; and the ability to achieve our goals.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements or information.  Such risks, uncertainties and other factors include among other things the following:  gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risks related to the  integration of acquired businesses; ability to complete acquisitions; competition; the speculative nature of gold exploration; ability to obtain financing; environmental risks; share price volatility; community and non-governmental actions and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended.  Also, many of the factors are beyond our control.  Accordingly, readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this release except as may be required by law.  All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Figure 1

Tocantinzinho Project - 2011 Drill Targets
Tocantinzinho
Trend
Tocantinzinho Deposit
N
Gold in Soil Drill Target
Completed 2011 Drill Holes
Planned 2011 Drill Holes
Previously Completed Drill Hole
1 Km